Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

September 12, 2011

VIA EDGAR

James Allegretto

Senior Chief Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

JH Designs, Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1

Filed September 9, 2011

File No. 333-174196

Dear Mr. Allegretto:

Pursuant to the staff’s comment letter dated August 29, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 3 to the Company’s Form S-1 was filed with the Commission via EDGAR on or about September 12, 2011.

The Company confirms that it has updated its financial statements pursuant to Rule 8-08 of Regulation S-X, and made corresponding changes to the Management’s Discussion and Analysis Section of the Form S-1 on pages 21 and 22.

Additionally, the Company has deleted the sentence, “[w]e currently have no employees,” on page 18.  Notwithstanding updating information as of the most recent practicable date under Item 403 of Regulation S-K and providing a new legal opinion as Exhibit 5.1, the Company has made no other changes, including and not limited to, information and changes made in Amendment No. 2 to the Form S-1 (as explained in our letter to the Staff dated August 24, 2011) in response to comments of the Staff in its letter to the Company dated August 3, 2011.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo